                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549






                                 SCHEDULE 13G/A



                         BENEFICIAL OWNERSHIP REPORTING



                             SBS TECHNOLOGIES, INC.








                                  COMMON STOCK



                            CUSIP NUMBER 78387P-10-3



                                DECEMBER 31, 1996

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13G/A





1)   Name of reporting person:          A. ROLFE BLACK


2)   Check the appropriate box if a member of a group

          a)   N/A
          b)   N/A


3)   SEC use only


4)   Citizenship or place of organization:   U.S.

     Number of shares beneficially owned by each reporting person with:

          5)   Sole voting power                2,000
          6)   Shared voting power             237,117
          7)   Sole dispositive power           2,000
          8)   Shared dispositive power        237,117


9)   Aggregate amount beneficially owned:    239,117


10)  Check if the aggregate amount in Row 9 excludes certain shares  [  ]


11)  Percent of class represented by amount in Row 9:      4.55%


12)  Type of reporting person:   IN

                       SECURITIES AND EXCHANGE COMMISSION

                                 Schedule 13G/A



Item 1  (a)  Name of issuer:    SBS Technologies, Inc.

             (b) 2400 Louisiana Blvd. NE, AFC Building 5, Suite 600, Albuquerque, NM 87110


Item 2  (a)  Name of person filing:   A. ROLFE BLACK

             (b) Address: 2400 Louisiana Blvd. NE, AFC Bldg. 5, Ste. 600, Albuquerque, NM 87110

             (c)  Citizenship:  U.S.

             (d)  Title of class of securities:  Common Stock

             (e)  CUSIP number:  78387P-10-3


Item 3  (a)  Broker or dealer registered under section 15 of the Act

                   N/A

                       SECURITIES AND EXCHANGE COMMISSION

                                 Schedule 13G/A



Item 4    (a)  Amount beneficially owned:    239,117

               (b)  Percent of class:   4.55%

               (c)  Number of shares as to which such person has:

                    (i)    Sole power to vote or to
                           direct the vote:                           2,000
                    (ii)   Shared power to vote or to
                           direct the vote:                          237,117
                    (iii)  Sole power to dispose or to
                           direct the disposition of:                 2,000
                    (iv)   Shared power to dispose or to
                           direct the disposition of:                237,117


Item 5 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6    N/A


Item 7    N/A


Item 8    N/A


Item 9    N/A

                       SECURITIES AND EXCHANGE COMMISSION

                                 Schedule 13G/A






Item 10   CERTIFICATION:




After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date        2 - 26 - 97
     ----------------------------


Signature   /s/ A. Rolfe Black
          -----------------------
              A. Rolfe Black

Title
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